1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

March 31, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Marianne Dobelbower, Esq.

Re:	CĪON Investment Corporation, File No. 814-00941

Dear Ms. Dobelbower:

We are writing in response to your telephonic comments with respect to the Preliminary Proxy Statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2017 on behalf of CĪON Investment Corporation (the “Company”). The Company has considered your comments and authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Proxy Statement.

Comment 1. The disclosure on page 3 under “Quorum–General” states the following: “Under the Company’s Bylaws, one third of the number of Shares entitled to be cast, present in person or by proxy, constitutes a quorum for the transaction of business.” Please confirm whether “entitled to be cast” means “outstanding” and if so, revise accordingly.

Response 1. The Company respectfully submits that the disclosure is accurate. Pursuant to Section 6 of the Company’s Bylaws, the quorum requirement considers votes entitled to be cast, rather than shares outstanding.

Comment 2. The disclosure on page 3 under “Vote Required–General” states that “The directors shall be elected by a plurality of all the votes cast at the Annual Meeting, provided that a quorum is present.” Please revise the disclosure to clarify the term “plurality.”

Response 2. The disclosure has been revised accordingly.

Comment 3. Please revise the disclosure on page 4 under “Vote Required–General” to clarify the voting requirement.

Response 3. The disclosure has been revised accordingly.

Comment 4. Please disclose the entity that will bear the costs of the proxy solicitation.

Response 4. The Company respectfully submits that the Proxy Statement includes disclosure under the heading “Other Information Regarding this Solicitation” indicating that the Company will bear the expenses of the proxy solicitation.

Comment 5. Please confirm whether disclosure responsive to Item 22(b)(6) and/or Item 22(b)(7) of Schedule 14A is applicable and should be included.

Response 5. The Company hereby confirms that there is no disclosure responsive to Item 22(b)(6) or Item 22(b)(7) of Schedule 14A required to be included in the Proxy Statement.

Comment 6. On page 7 under “Proposal 1: Election of Directors,” please revise the disclosure to include the minimum number of directors required on the Board, as required by the Maryland General Corporation Law.

Response 6. The disclosure has been revised accordingly.

Comment 7. Please confirm whether disclosure responsive to Item 22(b)(9) and/or Item 22(b)(10) of Schedule 14A is applicable and should be included.

Response 7. The Company hereby confirms that there is no disclosure responsive to Item 22(b)(9) or Item 22(b)(10) of Schedule 14A required to be included in the Proxy Statement.

Comment 8. We note that the following sentence appears twice in the Proxy Statement: “The Company is currently seeking exemptive relief from the SEC to engage in co-investment transactions with CIM and its affiliates.” Please consider deleting the duplicative disclosure.

Response 8. The disclosure has been revised accordingly.

Comment 9. On page 26 please revise the disclosure to include the date of the Company’s authorization to continue to offer and sell Shares in the State of Washington.

Response 9. The disclosure has been revised accordingly.

Comment 10. On page 26 please enhance the disclosure to explain the original purpose of the charter provision Article XIII, “Listing.”

Response 10. The disclosure has been revised accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot

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